UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375107

(CUSIP Number)

Robert B. Fagenson
National Securities Growth Partners LLC
60 Broad Street
New York, New York 10004
(212) 847-3200

With a copy to:

James Kaplan, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS National Securities Growth Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,697,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,697,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,697,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS 00

(1) Based on 88,416,988 shares of Common Stock outstanding as of February 26, 2013.

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS Mark D. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,390,427 (1)
	8	SHARED VOTING POWER 16,697,140 (2)
	9	SOLE DISPOSITIVE POWER 1,390,427(1)
	10	SHARED DISPOSITIVE POWER 16,697,140 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,087,567
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Includes 1,083,333 shares of Common Stock held by M. Klein & Company, of which Mark Klein is a managing member and a majority partner.

(2) Consists of shares of Common Stock held by National Securities Growth Partners LLC, of which Mark Klein is an officer and the direct owner of one of its members.

(3) Based on 88,416,988 shares of Common Stock outstanding as of February 26, 2013.

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS Robert B. Fagenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,666.66 (1)
	8	SHARED VOTING POWER 16,697,140 (2)
	9	SOLE DISPOSITIVE POWER 166,666.66 (1)
	10	SHARED DISPOSITIVE POWER 16,697,140 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,863,806.66
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(1) Consists of shares of Common Stock held by the Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson is the Trustee.

(2) Consists of shares of Common Stock held by National Securities Growth Partners LLC, of which Robert B. Fagenson is the President and a direct owner of one of its members.

(3) Based on 88,416,988 shares of Common Stock outstanding as of February 26, 2013.

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,697,140 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,697,140 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,697,140
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(2) Consists of shares of Common Stock held by National Securities Growth Partners LLC, of which Bryant R. Riley is the trustee of one of its members and the Chairman of one of its members.

(3) Based on 88,416,988 shares of Common Stock outstanding as of February 26, 2013.

CUSIP No.	636375107

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). The Issuer’s business address is 120 Broadway, 27th Floor, New York, New York 10271.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by National Securities Growth Partners LLC, a Delaware limited liability company ("NSGP"), Mark D. Klein, a New York resident, Robert B. Fagenson, a New York resident, and Bryant R. Riley, a California resident.  NSGP and Messrs. Klein, Fagenson and Riley are hereinafter referred to as the “Reporting Persons.”  This Schedule 13D is being filed jointly by NSGP and Messrs. Klein, Fagenson and Riley.

NSGP's principal business is investing in securities and its business address is 60 Broad Street, New York, New York 10004.

Mr. Klein serves as Chief Executive and Executive Co-Chairman of the Issuer and is a managing member and majority partner of M. Klein & Company, LLC, which owns the Klein Group, LLC, a registered broker dealer.  Mr. Klein's business address is 590 Madison Avenue, 29th Floor, New York, New York 10022.

Mr. Fagenson serves as Executive Co-Chairman of the Issuer and Chairman and Chief Executive Officer of Fagenson & Co., a company that provides investment banking services.  Mr. Fagenson's business address is 60 Broad Street, New York, New York 10004.

Mr. Riley serves as Chairman and Chief Executive Officer of B. Riley & Co., LLC, a company which provides investment banking services.  Mr. Riley's business address is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  NSGP is a Delaware limited liability company. Messrs. Klein, Fagenson and Riley are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In July 2010, the Issuer completed a private placement transaction (the "Series C Private Placement") with certain accredited investors providing for the issuance and sale of shares of Series C Preferred Stock, par value $0.02 per share (the "Series C Preferred Stock"), and warrants to purchase shares of Common Stock. Each share of Series C Preferred Stock was convertible into shares of Common Stock.  Mr. Klein purchased 2,010 shares of Series C Preferred Stock and warrants to purchase 215,741 shares of Common Stock for a purchase price of $100,000.   The Series C Preferred Stock was mandatorily converted into shares of Common Stock on January 25, 2013.  As a result of the mandatory conversion of the Series C Preferred Stock, Mr. Klein received 201,041 shares of Common Stock.  On January 24, 2013, the Issuer entered into a warrant exchange agreement with Mr. Klein pursuant to which, among other things, Mr. Klein exchanged warrants to purchase 215,741 shares of Common Stock for 106,053 shares of Common Stock.  Mr. Klein obtained the funds to purchase the Series C Preferred Stock and warrants from personal funds.

In March, April and September 2012, the Issuer issued in a private placement transaction (the "NSGP Private Placement") convertible notes (the "Notes") payable in the original principal face amount of $3,300,000, $700,000 and $1,000,000, respectively, to NSGP.  Each Note was convertible into units of the Issuer (the “Units”) consisting of (a) Series E Preferred Stock, par value $0.02 per share (the "Series E Preferred Stock"), and (b) a warrant exercisable at $0.50 per share for shares of Common Stock equal to 100% of the shares of Common Stock underlying the Series E Preferred Stock issuable upon conversion of the Notes.  On January 24, 2013, the Issuer entered into a Conversion and Exchange Agreement (the "Series E Conversion and Exchange Agreement") with NSGP pursuant to which, among other things, (i) NSGP converted all of the Notes (and all accrued and unpaid interest thereon) into shares of Series E Preferred Stock in accordance with the terms and conditions of the Notes; and (ii) then NSGP converted all of its Series E Preferred Stock into 10,000,000 shares of Common Stock in accordance with the terms and conditions of the Certificate of Designation, Preferences and Rights for the Series E Preferred Stock, dated March 30, 2012. On January 24, 2013, the Issuer entered into a warrant exchange agreement with NSGP pursuant to which, among other things, NSGP exchanged all of its warrants to purchase 10,000,000 shares of Common Stock for 6,697,140 shares of Common Stock.  NSGP obtained the funds to purchase the Notes from working capital.

CUSIP No.	636375107

In January 2013, the Issuer completed a private placement transaction (the "2013 Private Placement") with certain accredited investors providing for the issuance and sale of Common Stock.  M. Klein & Company, of which Mr. Klein is a managing member and a majority partner, purchased 1,083,333 shares of Common Stock in the 2013 Private Placement for a purchase price of $325,000. The Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson is the Trustee, purchased 166,666.66 shares of Common Stock for a purchase price of $50,000.  M. Klein & Company obtained the funds to purchase the shares of Common Stock in the 2013 Private Placement from working capital.  The Trust for the benefit of Toby Fagenson obtained the funds to purchase the shares of Common Stock in the 2013 Private Placement from general funds of the Trust.

ITEM 4.  PURPOSE OF TRANSACTION

The acquisitions of the Notes, the Series C Preferred Stock, the Series E Preferred Stock, the Warrants and the Common Stock were undertaken by the Reporting Persons for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. Mr. Klein will influence the affairs of the Issuer in his capacity as its Executive Co-Chairman and Chief Executive Officer and Mr. Fagenson will influence the affairs of the Issuer in his capacity as its Executive Co-Chairman.  From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 18,254,233.66. Of these, (i) 16,697,140 shares of Common Stock are held by NSCG, of which Messrs. Klein, Fagenson and Riley have shared voting and investment power; (ii) 1,083,333 shares of Common Stock are held by M. Klein & Company, of which Mr. Klein has sole voting and investment power; (iii) 307,094 shares of Common Stock are held by Mr. Klein directly; and (iv) 166,666.66 shares of Common Stock are held by Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson has sole voting and investment power.

(c)

Series C Private Placement

In July 2010, the Issuer completed the Series C Private Placement with certain accredited investors providing for the issuance and sale of shares of Series C Preferred Stock and warrants to purchase shares of Common Stock. Each share of Series C Preferred Stock was convertible into shares of Common Stock.  In the Series C Private Placement, Mr. Klein purchased 2,010 shares of Series C Preferred Stock and warrants to purchase 215,741 shares of Common Stock for a purchase price of $100,000.

CUSIP No.	636375107

NSGP Private Placement

In March, April and September 2012, the Issuer issued the Notes in the NSGP Private Placement.  Each Note was convertible into Units consisting of (a) Series E Preferred Stock and (b) a warrant exercisable at $0.50 per share for shares of Common Stock equal to 100% of the shares of Common Stock underlying the Series E Preferred Stock issuable upon conversion of the Notes.

2013 Private Placement

In January 2013, the Issuer completed the 2013 Private Placement with certain accredited investors providing for the issuance and sale of Common Stock.  M. Klein & Company, of which Mr. Klein is a managing member and a majority partner, purchased 1,083,333 shares of Common Stock for a purchase price of $325,000. The Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson is the Trustee, purchased 166,666.66 shares of Common Stock for a purchase price of $50,000.

Recapitalization

In conjunction with the 2013 Private Placement, on January 24, 2013, the holders of a majority of the outstanding shares of Series C Preferred Stock approved the Amended and Restated Series C Certificate of Designation.  The Amended and Restated Series C Certificate of Designation provides, among other things, that in the event the Issuer shall have raised at least $5 million through the sale of Common Stock at a purchase price of not less than $.30 per share in a private placement transaction by March 31, 2013, all outstanding shares of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion price of the Series C Preferred Stock. On January 25, 2013, the Issuer closed the 2013 Private Placement resulting in gross proceeds of approximately $8.8 million.  As a result, all of the shares of Series C Preferred Stock held by Mr. Klein were converted into 201,041 shares of Common Stock.

In conjunction with the 2013 Private Placement, on January 24, 2013, the Issuer entered into a warrant exchange agreement with Mr. Klein pursuant to which, among other things, Mr. Klein exchanged warrants to purchase 215,741 shares of Common Stock for 106,053 shares of Common Stock.

In conjunction with the 2013 Private Placement, on January 24, 2013, the Issuer entered into the Series E Conversion and Exchange Agreement with NSGP pursuant to which, among other things, (i) NSGP converted all of the Notes (and all accrued and unpaid interest thereon) into shares of Series E Preferred Stock in accordance with the terms and conditions of the Notes; and (ii) then NSGP converted all of its Series E Preferred Stock into 10,000,000 shares of Common Stock in accordance with the terms and conditions of the Certificate of Designation, Preferences and Rights for the Series E Preferred Stock, dated March 30, 2012.  On January 24, 2013, the Issuer also entered into a warrant exchange agreement with NSGP pursuant to which, among other things, NSGP exchanged all of its warrants to purchase 10,000,000 shares of Common Stock for 6,697,140 shares of Common Stock.

(d)   Not applicable.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Joint Filing Agreement dated March 14, 2013, by and between the Reporting Persons.

CUSIP No.	636375107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2013

NATIONAL SECURITIES GOWTH PARTNERS LLC

By:	/s/ Robert B. Fagenson
Name: Robert B. Fagenson
Title: President and Chief Executive Officer

MARK D. KLEIN

/s/ Mark D. Klein
Mark D. Klein

ROBERT B. FAGENSON

/s/ Robert B. Fagenson
Robert B. Fagenson

BRYANT R. RILEY

/s/ Bryant R. Riley
Bryant R. Riley

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

CUSIP No.	636375107

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Holdings Corporation, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of March, 2013.

NATIONAL SECURITIES GOWTH PARTNERS LLC

By:	/s/ Robert B. Fagenson
Name: Robert B. Fagenson
Title: President and Chief Executive Officer

MARK D. KLEIN

/s/ Mark D. Klein
Mark D. Klein

ROBERT B. FAGENSON

/s/ Robert B. Fagenson
Robert B. Fagenson

BRYANT R. RILEY

/s/ Bryant R. Riley
Bryant R. Riley